12010420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-65167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Silverfern Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 32nd Fl
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clive Holmes (212) 209-8895
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

THE SILVERFERN GROUP, INC.

CONTENTS

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Silverfern Group, Inc.

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. (the "Company") at December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP

New York, New York
February 27, 2012

THE SILVERFERN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS		
Cash	$	163,520
Due from affiliate		290,500
TOTAL ASSETS	$	454,020

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	12,714
TOTAL LIABILITIES		12,714
STOCKHOLDER'S EQUITY		
Common stock, no par value, 20,000 shares authorized; 1,600 shares issued and outstanding		696,000
Accumulated deficit		(254,694)
TOTAL STOCKHOLDER'S EQUITY		441,306
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	454,020

The accompanying notes are an integral part of this financial statement.

THE SILVERFERN GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

Note 1 - Organization

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated in New York in 2001. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of an office in the New York City metropolitan area and a branch office in San Francisco, California.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets and Depreciation

Fixed assets were fully depreciated on a straight-line basis over their estimated useful lives prior to 2011.

Income Taxes

The Company is subject to federal, state and local income taxes on its taxable income. No currently payable income taxes were incurred in 2011 due to the utilization of net operating loss carryforwards. Deferred income tax assets or liabilities are established for temporary differences between financial reporting and income tax accounting and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely (see Note 3).

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes (cont'd.)

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. At the date of adoption and through December 31, 2011, this accounting standard has had no effect on the Company's financial statements.

Revenue Recognition

The Company records advisory fees as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Note 3 - Income Taxes

No current or deferred income tax expense was recognized in 2011. Gross and net deferred tax assets at December 31, 2011 are comprised of the following:

Federal	$ 12,963
State and local	38,304
	51,267
Valuation allowance	(51,267)
Net deferred tax assets	$ -0-

At December 31, 2011, the Company has recorded a deferred tax asset of $51,267. A full valuation allowance has been recognized against these deferred tax assets as the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, estimation of which is not reasonably possible.

The deferred tax valuation allowance decreased by $26,246 during 2011, due to the utilization of net operating loss carryforwards to offset current taxable income. The Company has approximately $120,000 of net operating loss carryforwards available for federal income tax purposes and $220,000 available for state and local income tax purposes. These carryforwards expire in 2029.

Note 4 - Concentrations

The Company maintains all of its cash in financial institutions. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

Revenues in 2011 from two clients represented 87% and 13% of total revenue, respectively.

Note 5 - Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2011, the Company had net capital of $150,806, which exceeded its requirement by $145,806.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 6 - Commitments and Contingencies

At December 31, 2011, the Company is obligated under a lease for office space expiring in 2014. The lease expenses have been assigned to and are being paid for by The Silverfern Group Mgmt, LLC ("SGM"), an affiliate. Approximate future annual rental payments under the leases aggregate $553,554 as follows: 2012 through 2013: $214,279 per year; 2014: $124,996 (see Note 7).

Rent expense for the year ended December 31, 2011 was approximately $148,000.

Note 7 - Related Party Transactions

The Company's office space is secured by a letter of credit from the Company's sole shareholder. The Company leases equipment and furniture from an affiliate.

The Company has entered into a management service agreement with SGM. The agreement calls for SGM to provide the Company with employees, and property and equipment to fulfill its day-to-day operations. In addition, the Company has also entered into an agreement with another affiliate to provide consulting services on specific engagements of the Company. An analysis of these amounts is as follows:

Rent expense	$ 148,697
Payroll expense	767,449
Consulting	600,000
Other office	458,354
	$ 1,974,500

Due from affiliate represents amounts advanced for future expenses.

THE SILVERFERN GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

Note 8 - Subsequent Events

For purposes of disclosure in the financial statement, the Company has evaluated subsequent events through February 27, 2012, the date the financial statement was available to be issued.